Filed Pursuant to Rule 433
CIK #0001881928
September 24, 2021


American CryptoFed DAO: MAG 2021 Annual Conference
Networking Reception September 19, 2021 at Orlando
Video Script

Link: https://www.youtube.com/watch?v=rV5l7QAOYoA

Kathy Hanna:
Good evening everyone hello!
It is so good to see so many familiar faces this evening. Welcome to the mag annual conference 2021.
Yay!

It has been a very long time since we have all been together. I believe the last time we were together was February of 2020. So, a lot has happened but it is just so good to be back in person and to see so many wonderful faces. we hope that you guys will enjoy this wonderful reception tonight, sponsored by American CryptoFed.
We have delicious food, we've got drinks, we've got a great uh atmosphere for you to network and visit with people that you haven't seen in a very long time.
So again, it is so great to see everyone and we hope you have a wonderful time this evening.
Enjoy it and a few things that we're
going to do this evening is we're going
to let you hear from some additional
people so I would like to next introduce someone you guys all know our CEO, John!


John Drechny:
Thanks Kathy. Hey it is great to see everybody out again, it's been a while and we're really excited that we've got such a great turnout I think we're going to have over 400 people here so we're really excited to see everybody come together.
Um our friends at American CryptoFed
were kind enough to sponsor the night we always like we when we can give people free drinks and they've done a great job with that we're really excited to work with American CryptoFed they've been a great partner. What they're really trying to do is figure out how to bring crypto into the merchant environment and you know, at the MAG we're really excited about anything that that adds and creates competition within the payment environment and so what what what they want to do is create a merchant-based crypto coin um so I would encourage you guys all when you get a chance go visit their booth go talk to them about what they're trying to do try to understand what's going on in crypto.
crypto is a fascinating area I think
we've all seen there's a lot out there. I just released an article on the MAG blog if you go to the MAG website under news and go look at the blog there's an article that sort of explains the difference between uh pure crypto as an asset, crypto as a stable coin and central bank digital currency and get you look get yourself a little familiar with. So for now I'm going to turn it over to Marian or Marian Orr is the CEO of American CryptoFed and um let her welcome you as well.


Marian Orr:
Thank you so much John thank you okay
everyone you know, hopefully you all have a drink in your hand, so keep you know sipping and drinking um but with that if you could help me give john and kathy a big round of applause and everybody at mag for making this conference happen because so many conferences have been cancelled and you know you all as merchants know more than anybody else, the importance of keeping your doors open and it's obviously exemplary to you all for keeping this conference going.
So I'm Marian Orr I'm the CEO of American
CryptoFed we're very happy to host you
all tonight. Prior to taking on this
role I was the first female mayor of
Cheyenne Wyoming. Thank you
Thanks um yeah, I earned my stripes I've got very thick skin so I'll prove it later on, if if you will. I've got some great jokes and great stories.
but with that, I just want to say that
um really my experience bringing in
crypto to merchants is not just Wyoming
it's statewide and it's actually
international with the contacts that
I've made with mayors because mayors are really looking at how they can accept um crypto in the forms of you know property taxes and how they can raise revenue without increasing taxes so mayors in our large communities including my pal Mayor
Suarez the mayor of Miami
um Hillary Schieve the Mayor of Reno,
mayors are looking at accepting crypto
and if mayors want crypto guess what you as merchants had better come on board really quickly to accept crypto.
So, we are here to um to help you
understand more about what that looks
like certainly more about what our
system with American CryptoFed and what
we are launching we just registered with the securities exchange commission on
Friday, pretty historical,
and so with that I just really want to
encourage you to
again, pay attention to what's going on
with digital payments
and and don't get left behind because
cities, municipalities, mayors were we're all on board with this and I'm happy to help lead this so with that uh I'm going to um introduce you to uh a member of and this is a prime example
Miami-Dade has a blockchain task force
and he has a message for all of you as
far as what Miami is looking at doing
and inviting you as merchants to
participate.


Samir Patel:
Hello attendees of the merchant advisory group 2021 conference my name is Samir
Patel and I'm a technology attorney at
the Miami office of Holland & Knight LLP. I'm also a member of the Miami-Dade county's cryptocurrency task force as a matter of fact we'll be having our first meeting some four hours from now as the date of this taping at city hall the county is very excited about the potential of cryptocurrency and the response we've gotten from the community thus far has been nothing short of inspiring our goal is to capitalize on this opportunity and make Miami-Dade county the global hub for blockchain technology.
Specifically, the task force mandate is
to examine the feasibility of plan of
paying county employees in
cryptocurrency and for the county to
collect taxes in cryptocurrency
the task force recognizes that this
endeavor will not be possible without
the support of local merchants because
for people to want to have
cryptocurrency
there needs to be a way for them to
practically spend the cryptocurrency
and this takes the support and
participation of local merchants
we all need to find a way to increase
the velocity of cryptocurrency and
facilitate transactions
as such, I propose we all get together
and further explore this opportunity
through dialogue whether it be in person or over zoom.
in closing Miami Dade cryptocurrency task force is open for business, and we look forward to working with groups, like the merchant advisory group, to make
Miami-Dade county the blockchain capital of the world so please enjoy your stay in Florida and please do not hesitate to reach out to me personally with any questions or comments you may have.